

February 23, 2011

Xu Hang
Chairman and Co-Chief Executive Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park, Nanshan, Shenzhen 518057, China

>   **Re: Mindray Medical International Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed May 7, 2010**
>   **File No. 1-33036**
>   **Response Letters Dated January 19, 2011 and February 14, 2011**

Dear Mr. Xu Hang:

We refer you to our comment letters dated December 1, 2010 and February 1, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance